Exhibit 99.1

Press Release

CHINAEDU TO PROVIDE RECRUITING AND SUPPORT SERVICES TO EIGHT NEW UNIVERSITY PARTNERS THROUGH ITS LEARNING CENTER NETWORK

BEIJING, CHINA – July 21, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or “the Company”), an educational services provider in China, today announced that it has signed education cooperation agreements with eight of the 68 universities approved to issue online degrees by the Ministry of Education in China.

ChinaEdu will provide these institutions with recruiting services for the universities’ already established online degree programs.  These services will be conducted through the Company’s self-owned and franchised learning center network for an initial period of five years or less.  These new agreements bring ChinaEdu’s total number of online degree partnerships to twenty, the scope and duration of which vary by university.

The twelve previously signed contracts are exclusive partnerships by which ChinaEdu provides comprehensive services including academic program development, technology services, enrollment marketing, student support services and finance operations.

The eight new university partners are: Southwest Jiaotong University, the University of Electronic Science and Technology (Chengdu), Chinese Geology University (Wuhan), Chinese Geology University (Beijing), Northeast Normal University, Beijing Jiaotong University, Fujian Normal University and South China Normal University.

ChinaEdu is one of three institutions approved to operate a learning center network in multiple provinces in China.  In February 2007, the Ministry of Education gave ChinaEdu the approval to open 10 learning centers in Beijing, Shanghai, Jiangsu and Zhejiang.  In addition to these wholly-owned learning centers, and in cooperation with its university partners, ChinaEdu also established additional 32 franchised learning centers located in Jiangxi Province, Guangzhou, Changchun, among other locations.  Of the 32 franchised learning centers, 13 have already launched student and recruitment services. ChinaEdu is continuously expanding its learning center network to accommodate the increasing demand for these services among universities in China.

Julia Huang, Chief Executive Officer of ChinaEdu Corporation, commented, “We are pleased to have added eight very reputable institutions to our esteemed list of university partners.  We believe our learning center network will add considerable value to the high-quality services they already provide to their students.  It will also enable us to take a more hands-on approach to the marketing and provision of these services.”

“This is an important milestone for ChinaEdu as expanding our learning center network is a key component of our growth strategy.  By complementing our flagship online degree services and providing a more complete service offering, we aim to capitalize on the growing demand for distance education services.  These new partnerships are evidence of our ability to deliver on that strategy,” Ms. Huang continued.

Information on Universities:

Southwest Jiaotong University was founded in 1896 and was moved to Chengdu in 1989. It is one of the oldest engineering universities in China. The university has 18 schools, three departments and two divisions, with students totaling more than 38,000 and over 3,900 professors and staff members.

University of Electronic Science and Technology (Chengdu) was founded in 1958 as part of a new type of university established by the Chinese Academy of Sciences that fosters educated professional in the field of science and technology. The university has nine schools, 23 departments with students totaling more than 13,000 and over 3,600 professors and staff members.

Chinese Geology University (Wuhan) / Chinese Geology University (Beijing) was founded in Beijing in 1952 and was later moved to Wuhan in 1975.  In 1987 the university divided its departments and institution with locations in both Wuhan and Beijing.  The university specializes in the field of geology, resources, environment, and combines geological engineering technology with social sciences and management courses. The university has more than 44,000 students and about 1,000 professors.

Northeast Normal University was founded in 1946 in Benxi, Liaoning Province but was later moved to Changchun city, Jilin province in 1949.  The university has 19 schools, 56 undergraduate specialties and a graduate school, which offers 145 M.A. degree specialties, and 77 Ph.D. degree specialties.  The university has more than 22,000 students and around 1,300 professors.

Beijing Jiaotong University was founded in 1896.  The university consists of two basic departments: international exchanges and international students.  The university currently has around 22,000 students and more than 2,700 professors and staff members.

Fujian Normal University was founded in 1907 and is Fujian Province’s oldest university.  There are currently 28 colleges, which together offer 56 undergraduate programs, over 120 master programs about 50 doctoral programs and seven post-doctoral research centers.  The university currently has around 22,000 students and 2,600 professors and staff members.

South China Normal University was established in 1933.  The university comprises of 24 schools and one department offering programs, which include a certificate, a bachelor’s degree, a master’s degree and a doctoral degree.  The university has more than 29,000 students and 1,600 professors and staff members.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 20 universities to support their online degree programs.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts

In China:

S. Jimmy Xia

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext 1150

E-mail: ir@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

In the United States:

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com